Prospectus Supplement No. 2 to
Prospectus dated June 18, 2007
Registration No. 333-143414
Filed pursuant to Rule 424(b)(3)

EAGLE BROADBAND, INC.

SUPPLEMENT NO. 2
TO
PROSPECTUS DATED JUNE 18, 2007

———————

This Prospectus Supplement supplements our Prospectus dated June 18, 2007, and Prospectus Supplement No. 1 dated July 6, 2007, relating to the offer and sale from time to time of up to 9,000,000 shares of our common stock for the account of the shareholder named in the Prospectus.  This Supplement amends and supplements certain information contained in the Prospectus, as supplemented from time to time.  We encourage you to read this Supplement carefully with the Prospectus and all supplements thereto.

Eagle is a provider of broadband, Internet Protocol (IP) and communications technology and services that aim to create new revenue opportunities for broadband providers and enhance communications for government, military and corporate customers.  We leverage years of proven experience delivering advanced IP-based broadband services to provide service provider partners with a way to deliver advanced entertainment, communications and security services to their customers.  Our product offerings include IPTVComplete™, a fast, low cost way for broadband providers to deliver competitive IP video services; the MediaPro line of standard and high definition IP set-top boxes that enable broadband providers and hotel operators to maximize revenues by delivering advanced interactive entertainment services; and the SatMAX® satellite communications system that provides civilian government, military, homeland security and corporate customers with reliable, non-line-of-sight, satellite-based voice and data communications from any location on Earth.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “EAGB”.  On July 12, 2007, the closing price of our common stock was $0.082 per share.

The selling shareholder, Dutchess Private Equities Fund, Ltd., is an underwriter within the meaning of the Securities Act of 1933, as amended.

Investing in our common stock involves a high degree of risk.  You should consider carefully the risk factors listed in the Prospectus and this Supplement before making a decision to purchase our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 13, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 3, 2007

EAGLE BROADBAND, INC.
(Exact name of registrant as specified in its charter)

TEXAS	1-15649	76-0494995
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

101 COURAGEOUS DRIVE
LEAGUE CITY, TEXAS 77573
(Address of principal executive offices) (Zip Code)

(281) 538-6000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On July 3, 2007, the company entered into an agreement with Cornell Capital Partners, L.P. (“Cornell”) to settle a lawsuit filed by Cornell against the company in July 2003.  Under the terms of the settlement, the company issued two non-interest bearing convertible debentures to Cornell in the aggregate amount of $1.15 million.  Cornell may convert the principal amount due under the convertible notes into shares of the company’s common stock at a conversion price equal to 98.5% of the average of the daily volume-weighted average prices of the stock for the three trading days immediately preceding the conversion date.  Cornell’s right to convert is limited to $300,000 if the conversion price is less than $0.80 per share.  Cornell’s conversion right is also subject to a limitation on the amount of shares Cornell may own at any point in time; in no event may Cornell receive a number of shares that would cause Cornell’s ownership of the company’s common stock to exceed 4.99% of the shares outstanding immediately after such issuance.  As of February 28, 2007, the company had accrued $1.15 million in expenses in connection with this lawsuit.

Item 3.02 Unregistered Sales of Equity Securities.

Reference is made to Items 1.01 of this Form 8-K for a description of the transaction under which unregistered shares of the company’s common stock will be issued.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EAGLE BROADBAND, INC.
(Registrant)
DATE: July 10, 2007	/s/ DAVID MICEK
David Micek
President and Chief Executive Officer

Up To
9,000,000
Shares Common Stock

EAGLE BROADBAND, INC.

Prospectus Supplement No. 2

July 13, 2007